

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Terrence A. Duffy
Chief Executive Officer
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606

> **Re: CME Group Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2022**
> **File No. 001-31553**

Dear Terrence A. Duffy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program